UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 11-K

Washington, D.C. 20549

FOR ALL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934.

(Mark One)

[ X ]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[    ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to _____________________________

Commission file number: 1-4797

ILLINOIS TOOL WORKS INC.

(Exact name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Delaware	36-1258310
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

Telephone number, including area code: (847) 724-7500

ITW Savings and Investment Plan

Financial Statements

As of December 31, 2003 and 2002

Together with the Report of the Independent Registered Public Accounting Firm

Plan Number 003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee
of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Savings and Investment Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversights Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Chicago, Illinois
June 22, 2004

ITW

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2003 and 2002

Employer Identification Number 36-1258310, Plan Number 003

	2003	2002

ASSETS:
Receivables-
Other	$79,947	$70,433
Transfers from other plans (Note 10)	--	436,976

Total receivables	79,947	507,409

Investments, at fair value-
Participant loans	55,342,092	55,722,092
Proportionate share of Master Trust assets	1,728,654,923	1,454,566,324

Total investments	1,783,997,015	1,510,288,416

Total assets	1,784,076,962	1,510,795,825

LIABILITIES:
Fees payable	19,987	17,606
Corrective distributions payable	--	11,578

Total liabilities	19,987	29,184

NET ASSETS AVAILABLE FOR BENEFITS	$1,784,056,975	$1,510,766,641

The accompanying notes to financial statements are an integral part of these statements.

ITW

SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2003

Employer Identification Number 36-1258310, Plan Number 003

INCREASES (DECREASES):
Contributions-
Company	$24,088,055
Participant	64,512,543
Rollover	5,797,849

Total contributions	94,398,447

Net investment income-
Participant loan interest	3,201,509
Proportionate share of Master Trust net investment income	316,191,093
Other income	353,380

Net investment income	319,745,982

Benefits paid to participants	(145,040,361)
Administrative expenses	(93,612)
Net transfers from other plans (Note 11)	4,279,878

Net increase	273,290,334
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,510,766,641

End of year	$1,784,056,975

The accompanying notes to financial statements are an integral part of this statement.

ITW

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

Employer Identification Number 36-1258310, Plan Number 003

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Savings and Investment Plan (the “Plan”). Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the “Company”) are eligible to participate in the Plan as soon as administratively feasible, except for discontinued business units of the Company. The Company’s discontinued business units, Florida Tile, Precor and West Bend, are eligible to participate in the plan, but have different participation, Company contribution, and vesting requirements than all of the other participating business units. Precor and West Bend were sold on October 31, 2002. Employees of West Bend were allowed to take a distribution of their account balances subsequent to the sale. Precor account balances were transferred from the Plan to a successor trustee in January 2003. Florida Tile was sold on November 7, 2003. Florida Tile account balances will be transferred to a successor trustee in 2004. The general information presented here relates to the Company’s continuing business units. Established on November 16, 1967, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The funding vehicle for the Plan is the ITW Savings and Investment Trust (the “Master Trust”) at Putnam Fiduciary Trust Company (the “Trustee”). The Trustee serves as investment manager for the Putnam funds, recordkeeper, and trustee.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax and after-tax accounts. Separately, the maximum pre-tax account contribution is 50% of eligible compensation, while the maximum after-tax account contribution is 10%. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may change their contribution percentages with each payroll.

Beginning September 1, 2002, participants who are least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a “catch – up” contribution, is subject to an annual maximum amount.

Participants may begin contributions to their pre-tax and after-tax accounts as soon as administratively feasible. Company contributions, however, do not start until participants have completed one year of service. After the completion of one year of service, the Company contributes to the participants’ accounts based on the participants’ contributions as follows:

Percentage of Participants' Compensation
Participants' Contribution		Company Contribution

1%		1.0%
2		1.5
3		2.0
4		2.5
5		3.0
6	-50	3.5

Participants may elect to allocate any contribution in multiples of 1% to the investment funds.

Investment Funds

Effective November 24, 2003, there are twenty-five investment options in which participants may choose to invest. Previously there were twenty-eight investment options in which participants chose to invest. Investment income in each fund is allocated daily among the participants' balances in each fund, except for the Putnam Money Market Fund and the Stable Asset Fund. These two funds allocate income to participant account balances monthly.

For each of the funds valued daily, investment income is allocated to participant accounts based on the previous day's closing share value times the number of shares in their account. For the monthly valued funds, a month-end share value is determined by the Trustee from the investments and allocated to participant accounts based on the number of shares in their account.

Participants may change their investment elections or transfer their balances between funds in multiples of 1% on any given day.

Vesting

Participants' interest in their employee contribution accounts are fully vested at all times. Eligible participants' interest in their Company contribution accounts are fully vested.

Participant Loans

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear a reasonable rate of interest, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

Benefits

Upon termination of employment or death of a plan member, participants may receive a lump-sum payment of their account balances. Additional optional payment forms are available at the election of the participant.

Forfeitures

Forfeitures, representing the unvested portion of Company and former companies' contributions, amounting to $18,457 and $105,269 as of December 31, 2003 and 2002, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan. The forfeitures include amounts from former plans that merged into the Plan and discontinued business units participating in the Plan. In 2003, Company contributions were reduced by $175,813 from forfeited and nonvested accounts.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments (other than those of the Stable Asset Fund) are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments of the Stable Asset Fund consist of fully benefit-responsive investment contracts and are reported at contract value, which approximates fair market value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan's unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan's proportionate share of Master Trust net investment income or loss.

Reclassification

Certain items in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

3. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has benefit-responsive investment contracts. The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4 and 5 percent for 2003 and 2002, respectively.

4. ADMINISTRATIVE EXPENSES

Investment evaluation and Trustee expenses are paid through the Master Trust. Trustee expenses are allocated to the plans in the Master Trust. These expenses are prorated to the Plan based on the Plan assets in relation to the Master Trust assets. Investment evaluation expenses are allocated to the Plan and deducted from Plan assets.

In addition, certain administrative expenses of the Plan are paid from plan assets to the extent permissible by law. Other outside professional and administrative services are paid by or provided by the Company.

5. ADMINISTRATION

All funds are deposited with and held for safekeeping by the Trustee under a master trust agreement with the Company. The master trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant recordkeeping, are performed by the Trustee.

6. RELATED PARTY TRANSACTIONS

The Trustee is a party-in-interest according to Section 3(14) of ERISA. Through the Master Trust, the Trustee serves as plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. Fees paid by the Master Trust to the Trustee were $74,365 for the year ended December 31, 2003.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. TAX STATUS

The Plan obtained its latest determination letter on July 11, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

9. MASTER TRUST

The Master Trust was established for the investment assets of the Plan and other Company sponsored retirement plans. Certain amounts in the Plan's financial statements represent the Plan's proportionate share of the corresponding total of the Master Trust net assets and investment income.

The net Master Trust assets as of December 31, 2003 and 2002 are as follows:

	2003	2002

Assets-
Dividends receivable	$1,367,279	$1,311,606

Investments, at fair value-
Interest - bearing cash	25,421,283	18,000,700
Company common stock	417,687,295	369,872,990
Common stock	118,289,773	57,349,583
Preferred stock	156,649	--
Value of interest in registered investment
Companies	941,988,107	793,179,746
Investment contracts with insurance companies	235,364,920	225,089,452

Total investments	1,738,908,027	1,463,492,471

Net Master Trust assets	$1,740,275,306	$1,464,804,077

The Plan’s proportionate share of the Master Trust’s assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan’s proportionate share of the Master Trust’s assets was 99% at December 31, 2003 and 2002.

Net investment income relating to the common assets of the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan. For the year ended December 31, 2003, the earnings on investments of the Master Trust are as follows:

Net investment income-
Interest-
Interest-bearing cash	$163,411
Interest from investment contracts with insurance
companies	11,282,031

Total interest	11,445,442
Dividends on Company common stock	4,972,947
Net gain on sale of assets	29,817,145
Unrealized appreciation of assets	90,391,850
Net investment income from registered investment
companies	181,644,338

Net investment income	$318,271,722

The Plan’s proportionate share of the Master Trust’s net investment income represents an allocation of the common income.

10. TRANSFERS FROM OTHER PLANS RECEIVABLE

Transfers from other plans receivable include amounts due to the Plan from former plans. The former plans included the Miller Group, Ltd, and Subsidiaries Profit Sharing Plan (“Miller”) and the Signode Employees’ Savings and Profit Sharing Plan and Trust (“Signode”). Miller and Signode merged into the Plan in 1995 and 1990, respectively. The Miller receivable includes assets and the related participant balances not transferred to the Plan at the time of the plan merger, and compensation from the demutualization of an insurance company on an investment contract previously held by the Miller plan. The Signode receivable includes compensation from the demutualization of an insurance company on an investment contract previously held by the Signode plan. The transfers from other plans receivable as of December 31, 2003 and 2002 as follows:

	2003	2002

Miller-
Assets and related participant account balances	$--	$126,608
Demutualization compensation	--	13,619
Signode demutualization compensation	--	296,749

Transfers from other plans receivable	$--	$436,976

11. TRANSFERS TO/FROM OTHER PLANS

Transfers from other plans include an increase, totaling $7,074 due to market valuation changes in 2003 in the assets and related participant account balances receivable due from the Miller plan. Transfers from other plans also includes an increase, totaling $36,741, due to the demutualization compensation amounts received by the Miller and Signode plans.

Effective December 31, 2002, the ITW Woodworth 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred in January 2003. The assets transferred to the Plan totaled $264,104.

Effective December 31, 2002, the Electrocal, Inc. Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred in January 2003. The assets transferred to the Plan totaled $4,448,867.

Effective December 31, 2002, the Diagraph Corporation Savings Plan was merged into the Plan. Substantially all of the assets were transferred in January 2003. The assets transferred to the Plan totaled $7,292,127.

Due to the sale of the Precor business unit in October 2002, the plan assets and related participant account balances of Precor employees were transferred from the Plan to a successor plan. Substantially all of the assets were transferred out in January 2003. The assets transferred out of the Plan totaled $10,565,021.

Effective March 31, 2003, the Transfer Print Foils, Inc. Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred in April 2003. The assets transferred to the Plan totaled $1,562,950.

Effective March 31, 2003, the J&B Aviation Money Purchase Plan was merged into the Plan. Substantially all of the assets were transferred in April 2003. The assets transferred to the Plan totaled $640,262.

Effective March 31, 2003, the J&B Aviation Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred in April 2003. The assets transferred to the Plan totaled $87,956.

Effective July 1, 2003, the New West Products Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred in July 2003. The assets transferred to the Plan totaled $351,447.

Effective September 30, 2003, the Polymark Corporation Section 401(k) Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred in October 2003. The assets transferred to the Plan totaled $153,371.

12. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	2003	2002

Net assets available for benefits per the
financial statements	$ --	$1,510,766,641
Net amounts transferred to the Plan subsequent
to the financial statement date	$ --	11,843,317

Net assets available for benefits per the
Form 5500	$ --	$1,522,609,958

13. SUBSEQUENT EVENTS

Due to the sale of the Florida Tile business unit in November 2003, the plan assets and related participant account balances of Florida Tile employees were transferred from the Plan to a successor plan. Substantially all of the assets were transferred out in February 2004. The assets transferred out of the Plan totaled $29,711,403.

Schedule H, Line 4i

ITW SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

As of December 31, 2003

Employer Identification Number 36-1258310, Plan Number 003

Identity of Issuer/Description of Investments	Market Value

*Participant loans**	$55,342,092

*Party-in-interest

**Interest rates on loans to participants with balances outstanding at December 31, 2003, lowest 4.00% to highest 13.00%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 25, 2004.

Dated: June 25, 2004	/s/ Robert T. Callahan
Robert T. Callahan
Senior Vice President, Human Resources